Exhibit (a)(13)

Press release issued by the Company on June 15, 2009 announcing the results of the Offer to Reassign

Luxottica announces the completion of its reassignment program of new options for employees domiciled in the U.S.

Milan, Italy, June 15, 2009 — Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a global leader in the design, manufacturing and distribution of fashion, luxury and sports eyewear, today announced the completion of its reassignment program of new share options, which was approved by its Board of Directors on May 7, 2009, for certain employees domiciled in the United States who were beneficiaries of the Company’s stock option grants approved in 2006 and 2007. The reassignment program, which has been structured as a tender offer under U.S. securities law, was completed at 11:59 p.m. EDT on Friday, June 12, 2009.  All outstanding eligible options that were properly tendered under the reassignment program by eligible employees have been accepted.

Pursuant to the terms of the reassignment program, Luxottica Group accepted for cancellation options to purchase 3,725,000 ordinary shares, representing approximately 99.6% of the shares underlying all eligible options held by employees domiciled in the U.S.  Of this amount, 825,000 shares were subject to options issued under the 2006 and 2007 stock option grants, while 2,900,000 shares were subject to options issued under the 2006 3-year extraordinary performance stock option grant.

Pursuant to the terms and conditions of the reassignment program, on June 12, 2009, Luxottica Group issued to employees domiciled in the U.S. who properly tendered eligible options new options to purchase an aggregate of 2,275,000 ordinary shares, consisting of new options issued under the Luxottica 2001 Stock Option Plan to purchase an aggregate of 825,000 ordinary shares and new performance options issued under the Luxottica 2006 Stock Option Plan to purchase an aggregate of 1,450,000 ordinary shares.

The new options issued under the Luxottica 2001 Stock Option Plan have an exercise price of €15.03 per share.  The new performance options issued under the Luxottica 2006 Stock Option Plan have an exercise price of €15.11 per share.

The full terms and conditions of the reassignment program are set forth in a Tender Offer Statement on Schedule TO, as amended, that Luxottica has filed with the SEC.